# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Climb Bio, Inc., CIK 0001768446
CUSIP: 28658R106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 20 William Street, Suite G50, Wellesley Hills, Massachusetts (MA), 02481
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0001104659-21-107764
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,941,277; sole dispositive power 0; shared dispositive power 23,941,277; aggregate amount beneficially owned 23,941,277 (33% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,941,277; sole dispositive power 0; shared dispositive power 23,941,277; aggregate amount beneficially owned 23,941,277 (33% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,941,277; sole dispositive power 0; shared dispositive power 23,941,277; aggregate amount beneficially owned 23,941,277 (33% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 17,693,174; sole dispositive power 0; shared dispositive power 17,693,174; aggregate amount beneficially owned 17,693,174 (24.4% of the class)
- RA Capital Nexus Fund III, L.P. (CIK 0001883840): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,679,649; sole dispositive power 0; shared dispositive power 3,679,649; aggregate amount beneficially owned 3,679,649 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Climb Bio, Inc.
Address of issuer's principal executive offices: 20 William Street, Suite G50, Wellesley Hills, Massachusetts (MA), 02481
Comment: This Amendment No. 11 (this "Amendment No. 11" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 19, 2021, and amended on April 10, 2023, November 17, 2023, March 18, 2024, April 12, 2024, May 17, 2024, June 6, 2024, July 1, 2024, December 15, 2025, April 29, 2026 and July 7, 2026 (as amended, the "Statement") by the Reporting Persons. This Amendment No. 11 is being filed to report the change in the number of shares of common stock deemed beneficially owned by the Reporting Persons by virtue of the increase in the Issuer's outstanding common stock and not as a result of any acquisition or disposition of securities by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 11 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, RA Capital Healthcare Fund, L.P. (the "Fund"), RA Capital Nexus Fund III, L.P. (the "Nexus Fund III"). The foregoing entities and individuals are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Act is filed as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 3,893,741 shares of common stock held directly by the Fund, (ii) pre-funded warrants (the "Pre-Funded Warrants") exercisable for up to 22,546,000 shares of common stock held directly by the Fund; (iii) 1,229,130 shares of common stock held directly by RA Capital Nexus Fund, L.P. (the "Nexus Fund"); (iv) 484,717 shares of common stock held directly by RA Capital Nexus Fund II, L.P. (the "Nexus Fund II"); (v) 3,679,649 shares of common stock held directly by the Nexus Fund III; (vi) 842,893 shares of common stock held directly by a separately managed account (the "Account"); (vii) 11,714 stock options (right to buy) that are currently vested or scheduled to vest within 60 days of this filing held by Dr. Celebi for the benefit of RA Capital.

The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Blocker") which precludes exercise of the Pre-Funded Warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 33.0% of the common stock outstanding. The Fund is currently prohibited from exercising the Pre-Funded Warrants to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 23,941,277 shares of common stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund, RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund, RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II, and RA Capital Nexus Fund III GP, LLC is the general partner of the Nexus Fund III. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act of any securities of the Issuer held by the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III or the Account. The Fund, the Nexus Fund, the Nexus Fund II and the Nexus Fund III have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund, the Nexus Fund, the Nexus Fund II and the Nexus Fund III, and each of these funds has divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice. The Fund, the Nexus Fund, the Nexus Fund II and the Nexus Fund III disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund and the Nexus Fund III are private investment vehicles. RA Capital provides investment management services to the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On September 28, 2026 Andrew Levin exercised (i) 10,000 stock options (right to buy) at the exercise price of $3.46; (ii) 10,000 stock options (right to buy) at the exercise price of $3.00; (iii) 10,000 stock options (right to buy) at the exercise price of $7.89; and (iv) 40,000 stock options (right to buy) at the exercise price of $1.29. Under Dr. Levin's arrangement with the Adviser, Dr. Levin held the stock options for the benefit of the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III, and the Account. Dr. Levin turned over to the Adviser the stock received upon exercise of the stock options to the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III, and the Account.

The stock option exercises were funded by working capital of the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentage of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 58,738,178 shares of common stock outstanding as of October 30 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2026, and giving effect to stock options and Pre-Funded Warrants, to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth in Item 3 and in the table below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Reporting No. Price Per
Transaction Person Date Shares Share

Vest Stock Option (Right to Buy) RA Capital 09/29/2026 1,953 (1)
Vest Stock Option (Right to Buy) RA Capital 10/29/2026 1,952 (1)
Vest Stock Option (Right to Buy) RA Capital 11/29/2026 1,952 (1) (2)
Vest Stock Option (Right to Buy) RA Capital 12/29/2026 1,953 (1) (2)

(1) This option represents a right to purchase a total of 70,284 shares of the Issuer's common stock, which shall vest in thirty-six monthly installments from June 29, 2026, subject to Dr. Celebi's continuous service to the Issuer through each such vesting date. These options have an exercise price of $13.36.

(2) Represents future vesting options within 60 days from the filing date of this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the amendment to the Statement filed with the SEC on July 7, 2026).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (11/09/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (11/09/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (11/09/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (11/09/2026)
- RA Capital Nexus Fund III, L.P.: /s/ Peter Kolchinsky, By RA Capital Nexus Fund III GP, LLC, its General Partner, By Peter Kolchinsky, Manager (11/09/2026)